FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May, 2003

Commission File Number: SEC #1-13812
Pacific Rim Mining Corp.
(Translation of registrant’s name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F      X          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date:	May 23, 2003	By:	/s/ Kathryn A. Church
Kathryn A. Church
Corporate Secretary

Exhibit Index

Exhibit
Number	Exhibit Description	Sequential Page No.

1	Press Release dated May 23, 2003	3

PMU News Release #03-04 TSX, AMEX Symbol PMU May 23, 2003

LA CALERA DRILLING YIELDS POTENTIAL FOR BOTH BULK MINEABLE
AND HIGH GRADE UNDERGROUND RESOURCES

Pacific Rim is pleased to present the latest drill results from its La Calera and El Dorado gold projects in El Salvador. The Company is particularly optimistic about results from the La Calera project, which indicate the potential for bulk mineable gold resources as well as high-grade vein-hosted gold.

La Calera, El Salvador

Assay results have been received from eleven new diamond drill holes from the La Calera project (PLC03-006 through PLC03-016), and are presented in the following two tables. Results from these holes indicate the potential for both high-grade underground, and bulk mineable resources. In order to clearly demonstrate the potential for each type of resource, the drill results have been presented twice: Table 1 contains the results based on a 0.62 g/t gold cutoff (typical of the cutoff grade required for a bulk-mineable operation) and Table 2 contains the results based on a 6.0 g/t gold cutoff (typical of the cutoff grade required for a potential underground operation). A drill plan map of the La Calera project is available at http://www.pacrim-mining.com/s/LatestMaps_Photos_LaCalera.asp?ReportID=61653

Table 1: Using 0.62 g/t gold grade cutoff

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	Gold (g/t)	Silver (g/t)
PLC03-005*	Rosa West	295842/519174	250/79	36.45 65.9 90.25	45.9 72.8 105.0	9.45 6.9 14.75	6.84 4.58 6.67	4.1 2.6 8.3
PLC03-006	Rosa	295986 / 519354	250/60	54.55	65.55	11.0	1.24	1.3
PLC03-007	Rosa	295881 / 519378	250/60	37.6	62.55	24.95	2.38	1.0
PLC03-008	Rosa	295756 / 519382	70/50	15.3	21.9	6.6	4.26	2.8
PLC03-009	Rosa West	295695 / 519213	70/50	No significant low-grade intercepts – see Table 2
PLC03-010	Rosa West	295813 / 519010	80/65	No significant low-grade intercepts
PLC03-011	Rosa West	295815 / 519110	70/70	122.7	151.05	28.35	2.33	2.2
PLC03-012	Rosa West	295720 / 519140	70/70	No significant low-grade intercepts – see Table 2
PLC03-013	Rosa	295417 / 519562	252/50	79.0	98.15	19.15	2.22	pending
PLC03-014	El Calichal	295437 / 519132	70/70	No significant low-grade intercepts – see Table 2
PLC03-015	Rosa	295941 / 519461	235/65	175.05	183.0	7.95	1.44	pending
PLC03-016	Rosa West	519083/296064	250/60	No significant low-grade intercepts – see Table 2

*Originally presented in NR# 03-02 dated March 10, 2003; Recomposited with additional assay information.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Explanation: The potential for gold mineralization within vein-stringer zones as well as within discrete, wide calcite and/or quartz veins has been recognized on the La Calera project. The stringer vein zones can occur on their own, or surrounding discrete veins. As an example of the latter case, hole PLC03-011 contains 28.35 meters averaging 2.33 g/t gold, within which is contained a 3.8 meter section grading 6.45 g/t gold and a 0.8 m section grading 6.04 g/t gold.

To date, two wide zones of mineralization have been discovered that are potentially bulk mineable: Rosa and Rosa West. Drilling on the Rosa Vein system covers a strike length of over 500 meters (from hole PLC03-006 in the north to PLC03-013 in the south) and mineralization is open along strike in both directions.

The bulk mineable potential of the Rosa West system was demonstrated in two holes to date: PLC03-005 and PLC03-011, which were drilled in a crisscross pattern across the mineralization. At this location, the mineralization is contained within a wide fault zone with local quartz and/or calcite veins and veinlets. This zone of mineralization is open to the north and up to 100 meters to the south.

All holes drilled to date at La Calera will be re-examined to determine if additional low-grade gold mineralization, which has not been sampled, may occur in the walls of the prominent, discrete veins that were the focus of the core sampling program to date.

Table 2: Using 6.0 g/t gold grade cutoff

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
PLC03-006	Rosa	295986 / 519354	250/60	No significant high-grade intercepts – see Table 1
PLC03-007	Rosa	295881 / 519378	250/60	No significant high-grade intercepts – see Table 1
PLC03-008	Rosa	295756 / 519382	250/50	17.05	20.5	3.45	2.6	6.24	3.0
PLC03-009	Rosa West	295695 / 519213	70/50	87.95	89.3	1.35	1.2	12.81	9.1
PLC03-010	Rosa West	295813 / 519010	80/65	No significant high-grade intercepts
PLC03-011	Rosa West	295815 / 519110	70/70	122.7 130.1	126.6 131.8	3.9 1.7	3.8 0.8	6.45 6.04	8.2 2.0
PLC03-012	Rosa West	295720 / 519140	70/70	1.35	3.00	1.65	1.65	11.27	20.6
PLC03-013	Rosa	295417 / 519562	252/50	89.4	90.55	1.15	1.00	8.20	pending
PLC03-014	El Calichal	295437 / 519132	70/70	36.0 66.70	36.95 66.95	0.95 0.25	0.54 0.14	31.51 39.65	pending
PLC03-015	Rosa	295941 / 519461	235/65	No significant high-grade intercepts – see Table 1
PLC03-016	Rosa West	519083/296064	250/60	39.55	40.15	0.6	0.4	16.68	pending

Explanation: Bonanza gold grades were encountered in hole PLC03-009, which extends the high-grade mineralization encountered previously in drill holes 2, 3 and 4 a further 220 meters to the south (see NR# 03-02 dated March 10, 2003). The near surface vein encountered in PLC03-012 is a new vein and is open in all directions. High-grade mineralization intercepted in holes PLC03-008 and 013 are within the wide Rosa Vein system discussed above. PLC03-014 is the first hole drilled into the Calichal Vein system, and bonanza grades were discovered in two separate veins, which are open along strike in both directions.

     #410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

“Our recognition of the potential for bulk mineable gold mineralization at La Calera is a recent and exciting development”, says Tom Shrake, CEO. “We are very intrigued by the opportunity for low-cost resources that potentially exists at La Calera, both through potentially bulk-mineable resources and high-grade, underground resources. We will continue drilling aggressively over the coming weeks and months to better understand the potential for both types of targets, as well as test the many new targets at La Calera that have yet to be drilled.”

El Dorado, El Salvador

Six drill holes have been completed on the Coyotera Vein, five of which were drilled along the southern end of the resource area (Central Coyotera). Hole P03-239, was a step-out hole on the north end of the Coyotera drill pattern. The El Dorado project focuses on high-grade, underground, vein-hosted gold mineralization, and results from the El Dorado drill program are based on a 6.0 g/t gold grade cutoff. A drill plan map of the Coyotera Vein area is available at http://www.pacrim-mining.com/s/LatestMaps_Photos_ElDorado.asp?ReportID=61872

Table 3: El Dorado Program

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-239	North Coyotera	304723 / 533906	305/62	No significant intercepts
P03-240	Central Coyotera	304313 / 533309	100/55	No significant intercepts
P03-241	Central Coyotera	304258 / 533311	110/59	242.1	244.1	2.0	1.53	7.52	111
P03-242	Central Coyotera	304240 / 533269	110/55	260.4	265.7	5.3	3.41	6.198	68.1
P03-243	Central Coyotera	304368 / 533310	110/55	306.05	307.15	1.1	0.71	7.59	pending
P03-244	Central Coyotera	304423 / 533338	110/55	311.85 320.35	316.2 327.95	4.35 7.6	2.5 4.9	9.30 7.39	pending

Explanation: Drill holes P03-240, 241 and 242 indicate that the resource pinches off to the south of the main chute and becomes lower grade. P03-244 encountered a wide vein zone, confirming the results from the main Coyotera chute that were obtained by previous workers.

Currently at El Dorado, we are conducting step out drilling in the immediate vicinity of the Minita resource. Drilling is planned to follow up on Pacific Rim’s hole P03-205 to the north of the Minita resource, which encountered 9.33 g/t gold over 9.75 meters, and hole P02-206, which intersected 1.1 meters averaging 55.49 g/t Au (see NR# 02-10 dated August 2, 2002) in a step-out to the south of the Minita resource.

The Minita vein system was mined in the mid-1900’s and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver. This resource totals 352,000 ounces of gold and 2.5 million ounces of silver (see NI 43-101 Disclosure section).

     #410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

NI 43-101 Disclosure

Pacific Rim’s exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labeling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

Details of the Minita resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. The Minita resource was calculated using a normal kriging technique and all assays above 55.0 g/t gold (n=7) were capped at 55.0 g/t gold. Drill composites with poor core recovery were adjusted two-fold: both the grade and the specific gravity of the composite were multiplied by the core recovery. LaCroix’s report is summarized in the Company’s 2002 Annual Information Form, available on SEDAR. Pacific Rim intends to commission an updated resource calculation for the El Dorado project in the coming months, which may include an updated estimate of the Minita resource.

On behalf of the board of directors, /s/ Thomas C. Shrake Thomas C. Shrake CEO

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

     #410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com